SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9/A
(Amendment No. 4)
Solicitation/Recommendation Statement Under Section 14(d)(4) of the
Securities Exchange Act of 1934
PORTEC RAIL PRODUCTS, INC.
(Name of Subject Company)
PORTEC RAIL PRODUCTS, INC.
(Name of Person Filing Statement)
Common Stock, $1.00 par value per share
(Title of Class of Securities)
736212 10 1
(CUSIP Number of Class of Securities)
Richard J. Jarosinski
President and Chief Executive Officer
Portec Rail Products, Inc.
900 Old Freeport Road
Pittsburgh, Pennsylvania 15238-8250
(412) 782-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)
With copies to:
Alan Schick, Esq.
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Ave., NW
Suite 780
Washington, D.C. 20015
(202) 274-2000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 4 (this “Amendment No. 4”) to the Solicitation/Recommendation Statement on Schedule 14D-9 (as previously amended and as hereby amended, the “Statement”) originally filed with the SEC on February 26, 2010 by Portec Rail Products, Inc., a West Virginia corporation (“Portec”), hereby amends and supplements Item 8 and Item 9 of the Statement.
     The Statement relates to a planned tender offer (the “Offer”) by Foster Thomas Company (“Purchaser”), a West Virginia corporation and a wholly-owned subsidiary of L. B. Foster Company (“Foster”), a Pennsylvania corporation, to purchase all of the outstanding shares of common stock, $1.00 par value per share, of Portec, to be commenced pursuant to an Agreement and Plan of Merger, dated as of February 16, 2010, by and among Portec, Foster and Purchaser, and the subsequent merger of Purchaser with and into Portec, with Portec surviving as a wholly-owned subsidiary of Foster (the “Merger” and together with the Offer, the “Contemplated Transactions”).
     Except as amended and supplemented by the information expressly set forth in this Amendment No. 4, the information set forth in the Statement remains unchanged and is hereby incorporated by reference into this Amendment No. 4.
     All capitalized terms used but not specifically defined in this Amendment No. 4 have the respective meanings ascribed to them in the Statement.
Item 8. Additional Information.
     Item 8 of the Statement is hereby amended and supplemented by deleting the second paragraph under the subsection “—Antitrust Compliance” and replacing it with the following paragraph.
     “Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period, which begins when Parent has filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless the FTC and Antitrust Division grant early termination of such waiting period. Parent and the Company filed their Premerger Notification and Report Forms under the HSR Act with the FTC and Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on February 19, 2010. Following consultation with the FTC staff, Parent voluntarily withdrew and re-filed its Premerger Notification and Report Form effective March 5, 2010 in order to provide the FTC with additional time to review the information submitted by Parent and the Company. As a result, the required waiting period with respect to the Offer and the Merger was scheduled to expire at 11:59 p.m. on or about March 22, 2010. On March 22, 2010, Portec and Foster issued a joint press release announcing that each of Portec and Foster had received a formal Second Request for additional information and documentary material from the Antitrust Division regarding the Offer and Merger. As a result of the Second Request, the waiting period under the HSR Act during which the Antitrust Division is permitted to review the proposed transaction has been extended until 11:59 p.m., Eastern Time, on the 10th day after Foster’s compliance with the Second Request, or until 11:59 p.m., Eastern Time, on the next business day following that date, if the 10th day falls on a weekend or federal holiday. After that time, the waiting period may be extended only by court order or agreement. Portec and Foster expect to promptly respond to the Second Request, and to continue to work cooperatively with the Antitrust Division as it conducts its review of the proposed transaction. Also as a result of the Second Request, Foster presently intends to extend the expiration time of the Offer from time to time if the HSR waiting period has not expired at the then-current expiration time of the Offer. Foster does not have the right, under the Merger Agreement, to unilaterally extend the expiration time of the Offer beyond June 15, 2010. A copy of the press release is filed as Exhibit (a)(6) hereto, and is incorporated herein by reference.”
Item 9. Exhibits.
     Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit thereto:

Number	Description

(a)(6)	Joint press release issued on March 22, 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PORTEC RAIL PRODUCTS, INC.
By:	/s/ Richard J. Jarosinski
Richard J. Jarosinski
President and Chief Executive Officer

Dated: March 22, 2010